UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2012

Commission File Number ________________

Novogen Limited
(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ☐

Note: Regulation S-T Rule 101 (b)( I) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule lO1(b)(7): ☐

Note: Regulation S-T Rule l01(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
/s/  Ron Erratt
Ronald Lea Erratt
Company Secretary
Date 23 January, 2012

ASX & MEDIA RELEASE
23 JANUARY, 2012

NOVOGEN REGAINS COMPLIANCE WITH NASDAQ LISTING RULE

Novogen Limited (ASX: NRT NASDAQ:NVGN) - In addition to the listing of its ordinary shares on the Australian Stock Exchange, the Company has an American Depository Receipt (ADR) program with the ADRs listed on the Nasdaq Capital Market.

The Company had previously announced to the market on 25 July, 2011 that it had received a notice from Nasdaq advising that it was no longer in compliance with the Nasdaq listing requirements for its ADR program and allowing 180 days in which to correct the non-compliance.

On 18 January, 2012 the Company received confirmation from Nasdaq that for the ten consecutive business days, from 3 January, 2012 to 17 January, 2012, the closing bid price of the Company’s ADRs had been at US$1.00 or greater.  Accordingly, the Company has regained compliance with Listing Rule 5550(a)(2) and this matter is now closed.

This notification from the Nasdaq Stock Market has no bearing on the ASX listing.

About Novogen Limited

Novogen Limited is an Australian biotechnology company based in Sydney, Australia.  Novogen conducts research and development on oncology therapeutics through subsidiary, Marshall Edwards, Inc., and is developing glucan technology through its subsidiary, Glycotex, Inc.  More information on the Novogen group of companies can be found at www.novogen.com.